Exhibit 99.1

São Paulo (SP), January 31, 2021. To the BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) Company Relations Superintendence Rio de Janeiro - RJ Dear Sirs, Subject: ITAÚ UNIBANCO HOLDING S.A. EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF JANUARY 31, 2021 I. In accordance with the provisions of CVM Instruction No. 480/2009, Article 30, item III, the Company submits to you the summary of the decisions made at the aforementioned Meeting: 1. It approved the “Protocol and Justification” in which the terms and conditions of the partial spin-off of Itaú Unibanco S.A. are set out, with the merger into the Company of the spun-off portion related to the equity interest of Itaú Unibanco S.A. representing 41.05% of XP Inc.’s capital stock (“Transaction 1”) as of September 30, 2020; 2. It approved the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders’ equity of Itaú Unibanco S.A. to be merged into the Company (“Appraisal Report 1”); 3. It approved the Appraisal Report 1, based on the balance sheet of Itaú Unibanco S.A. as of September 30, 2020; 4. It approved the Transaction 1, with no increase in the Company’s capital stock; 5. It approved the “Protocol and Justification” in which the terms and conditions of the partial spin-off of the Company are set out, with reduction of its capital stock and transfer of the spun-off portion related to, in almost its totality, the equity interest of the Company representing, as of September 30, 2020, 41.05% of XP Inc.’s capital stock to a new company to be incorporated after the favorable opinion of Federal Reserve Board – FED (“Transaction 2”); 6. It approved the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm responsible for preparing the appraisal report on the Company’s stockholders’ equity to be spun off and transferred to XPart S.A. (“Appraisal Report 2”); 7. It approved the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020; 8. It approved Transaction 2 and the resulting set-up of XPart S.A., to be incorporated for such purpose after the favorable opinion of Federal Reserve Board – FED, with the issue of 4,958,290,359 common and 4,845,844,989 preferred shares by XPart S.A. to be assigned to the Company’s stockholders proportionally to their interest in the capital of the latter, and approved the draft of the Bylaws of XPart S.A.; 9. It approved (i) the number of positions to be filled at the Board of Directors of XPart S.A., (ii) the election of respective members, and (iii) the overall annual compensation for the management members of XPart S.A. upon its set-up accordingly;

P. 2 EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF JANUARY 31, 2021 10. It authorized the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions; 11. It amended items 7.1. and 7.1.4 of the Company’s Bylaws to change the frequency of election and period of the term of office for the members of the Audit Committee from annual to every five years; and 12. It consolidated the Bylaws by including the amendment mentioned in foregoing item “11”. II. The minutes of the Meeting will be disclosed on the platform Empresas.Net - Informações Periódicas e Eventuais (Periodic and Incidental Information) within the term set out in Article 30, item IV of CVM Instruction No. 480/2009. There being no further matter, I remain at your disposal. Sincerely yours, ITAÚ UNIBANCO HOLDING S.A. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence copy to - B3 S.A.– Brasil, Bolsa, Balcão Company Monitoring Superintendence - Company Relations Coordination